Xiaoqin ("Sherry") Li Senior Counsel 345 Park Avenue New York, NY 10154	Direct 212.407.4939 Main 212.407.4000 Fax 212.407.4990 xli@loeb.com

Via EDGAR

January 28, 2025

Juan Grana and Katherine Bagley

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Northann Corp. Amendment No. 1 to Registration Statement on Form S-1 Filed January 14, 2025 File No 333-284033

Dear Mr. Grana and Ms. Bagley:

On behalf of our client, Northann Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated January 27, 2025 (the “Staff’s Letter”) regarding the Company’s Amendment No. 1 to Registration Statement on Form S-1 (the “Amendment No. 1”). Contemporaneously, we are filing an Amendment No. 2 to the S-1 via EDGAR (the “Amendment No. 2”).

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Amended Registration Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amendment No. 1 to Registration Statement on Form S-1 filed January 14, 2025
Cover Page

1.       We note your response to comment 1. Please revise to include cross-references to your consolidated financial statements.

Response: The Company respectively refers the Staff to page F-7 of the notes to consolidated financial statements, under basis of presentation, inter-company balances and transactions have been eliminated in consolidation. The Company has not further quantified, disclosed or subtotaled payments between the Company and its subsidiaries. Cash flows of the Company are found individually on page F-25 under Note 19 - Unrestricted Net Assets.

Prospectus Summary, page 3

2.       We note your response to comment 3. Please revise to include cross-references to the more detailed discussion of these risks in the prospectus.

Response: In response to the Staff’s comment, the Company revised the summary of risk factors to include cross-references to the more detailed discussion of these risks in the prospectus.

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For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

Juan Grana and Katherine Bagley January 28, 2025 Page 2

General

3.       In an appropriate place in your filing, please update your executive compensation disclosure for the fiscal year ended 2024. In this regard, December 31, 2024 appears to be your last completed fiscal year. Refer to Item 402 of Regulation S-K and Question 117.05 of the Regulation S-K Compliance & Disclosure Interpretations, available on our public website.

Response: In response to the Staff’s comment, the Company updated its executive compensation disclosure for the fiscal year ended 2024.

Please call me at (212) 407-4000 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Xiaoqin ("Sherry") Li
Xiaoqin ("Sherry") Li
Senior Counsel